UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hologic, Inc.
File No. 001-36214

Gen Probe Inc.
File No. 001-31279

CF#34375

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   Hologic, Inc. (successor to Gen Probe Inc.) submitted an application under Rule 24b-2 requesting extension of a prior grant of confidential treatment for information Gen Probe Inc. excluded from the Exhibits to a Form 10-Q filed by Gen-Probe Inc. on November 6, 2007 and a new grant of confidential treatment for information Hologic, Inc. excluded from the exhibits to a Form 10-K filed by Hologic, Inc. on November 17, 2016.

   Based on representations by Hologic, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.101	10-Q	November 6, 2007	through November 22, 2021
10.62	10-K	November 17, 20016	through November 22, 2021
10.63	10-K	November 17, 20016	through November 22, 2021

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary